ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the "Insured")	Bond Number:
	TD Asset Management USA Funds, Inc.	00528116B

Principal Office:	Mailing Address:
399 Park Avenue, 15th Floor	399 Park Avenue, 15th Floor
New York, NY 10022	New York, NY 10022

Item 2.	Bond Period: from 12:01 a.m. on April 15, 2016, to 12:01 a.m. on April 15, 2017, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$2,500,000	N/A
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$2,500,000	$10,000
	Insuring Agreement D-	IN TRANSIT	$2,500,000	$10,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$2,500,000	$10,000
	Insuring Agreement F-	SECURITIES	$2,500,000	$10,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$2,500,000	$10,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$2,500,000	$10,000

	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

	Insuring Agreement J-	COMPUTER SECURITY	$2,500,000	$10,000

Item 4.	Offices or Premises Covered—All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Swenitha Nalli	By:	/S/ Catherine Dalton
	Authorized Representative		Authorized Representative

Bond (10/15)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport

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to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

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(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period,

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without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the

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part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

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(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,
(b)	an underwriter (distributor),
(c)	a transfer agent or shareholder accounting recordkeeper, or
(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

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Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.	“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

R.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

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U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

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D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.	Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

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O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of

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the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

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If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

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SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

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At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

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C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

TD Asset Management USA Funds Inc., a series fund consisting of:

o	EPOCH Global All Cap Fund
o	EPOCH Global Equity Shareholder Yield Fund
o	EPOCH U.S. Equity Shareholder Yield Fund
o	EPOCH U.S. Large Cap Core Equity Fund
o	EPOCH U.S. Small Mid-Cap Equity Fund
o	TDAM California Municipal Money Market Portfolio
o	TDAM Core Bond Fund
o	TDAM Global Low Volatility Equity Fund
o	TDAM High Yield Bond Fund
o	TDAM Institutional Money Market Fund
o	TDAM Institutional Municipal Money Market Fund
o	TDAM Institutional U.S. Government Fund
o	TDAM Money Market Portfolio
o	TDAM Municipal Portfolio
o	TDAM New York Municipal Money Market Portfolio
o	TDAM Short-Term Bond Fund
o	TDAM Target Return Fund
o	TDAM Treasury Obligations Money Market Fund
o	TDAM U.S. Government Portfolio
o	TDAM 1 to 5 Year Corporate Bond Portfolio
o	TDAM 5 to 10 Year Corporate Bond Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	"Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	"Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	"Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	"Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

e.	"Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	"User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.	Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $10,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $10,000 or less by wire transfer to the record shareholder's bank account of record; or

(3)	written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $10,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $10,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $10,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	"Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	"Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $8,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $8,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

•	by voice over the telephone ; or

•	by use of an automated telephone tone or voice response system ; or

•	by transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN48.0-03 (12/03)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total “insured losses” of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for “acts of terrorism.” However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for “acts of terrorism” is one percent (1%).

As used herein, “Federal Share of Compensation” shall mean:

85% in calendar year 2015;

84% in calendar year 2016;

83% in calendar year 2017;

82% in calendar year 2018;

81% in calendar year 2019; and

80% in calendar year 2020.

As used herein, “Cap on Annual Liability” shall mean, with respect to total “insured losses” of all participating insurers:

$100 billion in calendar year 2015;

$120 billion in calendar year 2016;

$140 billion in calendar year 2017;

$160 billion in calendar year 2018;

$180 billion in calendar year 2019; and

$200 billion in calendar year 2020.

RN53.1-00 (2/15)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

TD Asset Management USA Funds Inc.		00528116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN33.0-00 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

NOTE: THIS IS A CLAIMS MADE POLICY. PLEASE READ IT CAREFULLY.

ITEM 1.	Named Insured Company:	Policy Number:
	TD Asset Management USA Funds, Inc.	00528116D

Principal Office:	Mailing Address:
399 Park Avenue, l5th Floor New York, NY 10022	399 Park Avenue, 15th Floor New York, NY 10022

ITEM 2.	Policy Period:

From:	April 15, 2016	To:	April 15, 2017
	(Month, Day, Year)		(Month, Day, Year)

(Both dates at 12:01 a.m. standard time at the Principal Office stated in Item 1.)

ITEM 3.	Limit of Liability (Inclusive of Costs of Defense):

$9,000,000 Aggregate Limit of Liability for the Policy Period

ITEM 4.	Deductibles Applicable to Insuring Agreements:

$0	Each Director or Officer each Claim, but in no event exceeding
$0	Each Claim all Directors and Officers under Insuring Agreement, Section l.A
$300,000	Each Claim under Company Reimbursement Insuring Agreement, Section I.B
$300,000	Each Claim under Errors and Omissions Insuring Agreement, Section II.A
$300,000	Each Unrealized Liability under Errors and Omissions Insuring Agreement, Section II.B

ITEM 5.	Retroactive Date: See Endorsement No. 12

ITEM 6.	Endorsements:
This policy is subject to the terms of the following endorsements attached hereto and incorporated herein by reference at the effective date of this policy and to all other endorsements attached hereto after the effective date of the policy.

Endorsements: 1-2-3-4-5-6-7-8-9-10-11-12-13-14

ITEM 7.	Notices:
All notices required to be given to the Insurer under this policy shall be addressed to Manager, Professional Liability Claims, ICI Mutual, 1401 H St. NW, Washington, DC 20005.

The Declarations, along with the completed and signed Application, including attachments, and the Directors and Officers/Errors and Omissions Policy, shall constitute the contract between the Directors and Officers, the Company, and ICI Mutual.

ICI MUTUAL INSURANCE COMPANY, a Risk Retention Group

Date April 22, 2016	By:	/S/ Catherine Dalton
Authorized Representative

Date April 22, 2016	By:	/S/ Swenitha Nalli
Authorized Representative

D&O/E&O (10/15)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

This is a “claims-made” policy and the coverage it provides applies only to Claims first made and Unrealized Liabilities first discovered during the Policy Period while this policy is in force. No coverage exists for Claims first made or Unrealized Liabilities first discovered after the end of the Policy Period, which may be deemed to include the discovery period provided for in Section IV.

In consideration of the payment of the premium and in reliance upon all statements made and information furnished to the ICI Mutual Insurance Company, a Risk Retention Group (hereinafter called the “Insurer”), including the statements made in the Application and subject to all of the terms, conditions, and limitations of this policy, the Insurer agrees:

SECTION I. DIRECTORS AND OFFICERS LIABILITY INSURING AGREEMENTS

A.	With the Directors and Officers of the Company that if, during the Policy Period, any Claim or Claims are made against the Directors and Officers, individually or collectively, for a Wrongful Act, the Insurer will pay in accordance with the terms of this policy on behalf of the Directors and Officers or any of them, all Loss resulting therefrom in excess of the applicable Deductible amount which the Directors and Officers or any of them shall become legally obligated to pay, except for such Loss (1) which the Company actually pays as indemnification, or (2) for which the Company is legally permitted to indemnify the Directors and Officers but does not pay as indemnification, unless such failure to pay is due to the financial incapability of such Company following its bankruptcy or receivership or, if such Company is an investment company registered under the Investment Company Act of 1940, its liquidation.

B.	With the Company that if, during the Policy Period, any Claim or Claims are made against the Directors and Officers, individually or collectively, for a Wrongful Act, the Insurer will pay in accordance with the terms of this policy, on behalf of the Company, all Loss resulting therefrom in excess of the applicable Deductible amount for which the Company is required to indemnify or for which the Company has, to the extent permitted by law, indemnified the Directors or Officers.

SECTION II. ERRORS AND OMISSIONS LIABILITY INSURING AGREEMENTS

A.	With the Company, subject to the terms, conditions and limitations as hereinafter provided, to pay on behalf of the Company all Loss in excess of the applicable Deductible amount resulting from any Claim or Claims first made against the Company during the Policy Period for Wrongful Acts committed or alleged to have been committed by the Company or by persons for whose Wrongful Acts the Company is legally responsible (including employees acting within the scope of their employment).

5/14

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B.	With the Company, subject to the terms, conditions and limitations as hereinafter provided, to pay on behalf of the Company all Costs of Correction in excess of the applicable Deductible amount, incurred by the Company pursuant to the Insurer’s prior oral or written consent to correct any Unrealized Liability first discovered during the Policy Period.

SECTION III. DEFINITIONS

A.	“Application” shall mean the application for coverage under this policy submitted by or on behalf of the Company, including all amendments thereto.

B.	“Claim” shall mean any investigation into possible violations of law or regulation initiated by any governmental body or Self-Regulatory Organization involving a Director or Officer or the Company or any proceeding initiated against a Director or Officer or the Company before any governmental body or Self- Regulatory Organization or arbitrator(s) or court which is legally authorized to render an enforceable judgment or order for money damages or other relief against the Director, Officer or Company and shall include any appeal from such proceeding.

C.	“Company” shall mean each entity named in Item 1 of the Declarations, but a Company shall not include any Subsidiary or any general partner of such Company if it is constituted as a partnership, if such Subsidiary or general partner is not named in Item 1 of the Declarations, whether or not such Subsidiary or general partner is expressly identified in the Application.

D.	“Costs of Correction” shall mean the following amounts where reasonably and necessarily incurred to correct any Unrealized Liability: (1) direct compensatory payments by the Company to “recipients of the Company’s services” or to “shareholders of any Company that is a Fund” (as referenced in Section III.R), and (2) direct costs or expenses incurred by the Company solely to calculate and deliver the amount of such compensatory payments, but not including salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Company.

E.	“Costs of Defense” shall mean reasonable and necessary legal or expert fees and expenses incurred in the defense of any Claim and appeals therefrom, and cost of attachment or similar bonds; provided, however, Costs of Defense shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Company.

F.	“Directors and Officers” shall mean all persons who were, now are, or shall be duly elected or appointed directors or officers of the Company, including their estates, heirs, legal representatives or assigns in the event of their death, incapacity or bankmptcy. “Director” shall have the same meaning as in Section 2(a)(12) of the Investment Company Act of 1940.

G.	“Insured” shall mean Directors, Officers, the Company, and persons for whose Negligent Acts, Errors or Omissions the Company is legally responsible (including employees acting within the scope of their employment).

H.	“Interrelated Wrongful Acts” shall mean Wrongful Acts which have as a common nexus any fact, circumstance, situation, event, transaction or series of facts, circumstances, situations, events or transactions.

I.	“Investment Advisory Services” shall mean (1) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (2) the provision of financial, economic or

3

investment management services, but only if ancillary and related to the advice referred to in clause (1) above.

J.	“Investment Company” or “Fund” shall mean an investment company registered under the Investment Company Act of 1940.

K.	“Loss” shall mean any amount which the Directors, Officers or Company are legally obligated to pay or for which the Company is required to indemnify the Directors or Officers or for which the Company has, to the extent permitted by law, indemnified the Directors and Officers, for a Claim or Claims made against the Directors and Officers or the Company for Wrongful Acts (subject to the terms, conditions, and limitations of Sections I and II) and shall include damages, judgments, settlements consented to by the Insurer, and Costs of Defense; provided, however, Loss shall not include fines or penalties imposed by law, or matters which may be deemed uninsurable under the law pursuant to which this policy shall be construed, or taxes.

L.	“Negligent Act, Error or Omission” for purposes of Section II, the Errors and Omissions Liability insurance part of this policy, shall mean any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other negligent act, including without limitation and more particularly any such act, error or omission:

(1)	Registration and Sale of Shares

in the preparation or filing of or failure to file or amend, by or on behalf of any Company which is an Investment Company, any registration statement, preliminary prospectus, prospectus, proxy statement, report or other document required to be filed with the Securities and Exchange Commission, any state securities commission or any other government agency or Self-Regulatory Organization, or in the dissemination of any material which forms part of the foregoing filings, or in any advertisement or other written promotional material issued by any business entity in respect of such an Investment Company, and/or in the selling or offering for sale of shares or securities of such an Investment Company;

(2)	Investment Advisory Services (including private accounts)

in providing Investment Advisory Services to any other Company or other investment advisory client in the capacity as investment adviser to such other Company or client; or in the dissemination of any advertising material or of any written disclosure statement required by the rules or regulations of the Securities and Exchange Commission, state securities commission, or any other governmental agency or any Self-Regulatory Organization to be furnished to investment advisory clients;

(3)	Transfer Services

in the issue, transfer, counter signature, validation, registration, delivery, exchange, cancellation, payment or purchase for redemption, repurchase, retirement or cancellation, of shares or other securities issued by the Company, whether in certificate form or in non-certificate form, or in the payment or failure to pay any dividends as may be declared or interest as may be due to be paid on such shares or securities;

(4)	Administrative Services

in the performance of corporate or business administrative services by or on behalf of the Company;

(5)	ERISA Liability

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in the discharge of fiduciary responsibilities, obligations or duties with respect to any employee benefit plan, including those as are imposed upon the Company by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any regulations promulgated thereunder, and including without limitation any such plan providing benefits to Directors, Officers, partners and/or employees of the Company or of other entities;

(6)	Custodial Services

in the performance of custodial services for the safekeeping and custody of securities or other property by or on behalf of the Company.

M.	“Non-Fund” shall mean any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

N.	“Policy Period” shall mean the period from the effective date of this policy to the policy expiration date stated in Item 2 of the Declarations, or its earlier termination, if any. If the extension for the discovery period referred to in Section IV is purchased, such discovery period shall be part of and not in addition to the last Policy Period.

O.	“Retroactive Date” shall mean the date set forth at Item 5 of the Declarations.

P.	“Self-Regulatory Organization” shall mean any association of investment advisers or securities dealers registered under the federal securities laws or any national securities exchange registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Q.	“Subsidiary” shall mean any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by the Company and/or one or more of its Subsidiaries.

R.	“Unrealized Liability” shall mean any situation which arises from a Wrongful Act committed, in the ordinary course of the Company’s operations, by the Company or by persons for whose Wrongful Acts the Company is legally responsible, which situation, if not corrected, would automatically have resulted in legal liability on the part of the Company to any recipients of the Company’s services as designated in Section V.Q (or in any endorsement amending such Section) or to shareholders of any Company that is a Fund; provided that if a Claim for such Wrongful Act had been made against the Company as of the date the situation was corrected, such Claim would have resulted in Loss payable by the Company and not otherwise excluded under this Policy.

S.	“Wrongful Act” under Section I shall mean any actual or alleged error, misstatement, misleading statement, negligent act or omission, or neglect or breach of duty by the Directors or Officers in the discharge of their duties solely in their capacity as Directors or Officers of the Company, individually or collectively, or any matter claimed against them solely by reason of their being Directors or Officers of the Company. “Wrongful Act” under Section II shall mean any Negligent Act, Error or Omission committed or alleged to have been committed by the Company or by persons for whose Negligent Acts, Errors or Omissions the Company is legally responsible (including employees acting within the scope of their employment).

SECTION IV. DISCOVERY PERIOD

A.	If the Insurer shall cancel or refuse to renew this policy for any reason other than non-payment of premium or non-compliance with the terms and conditions of this policy, then the Company shall have the right upon payment of fifty percent (50%) of the annual premium to an extension of the

5

coverage granted by this policy with respect to any Claim first made against the Company or the Directors or Officers, or any Unrealized Liability first discovered by the Company, during the period of six calendar months after the date of such cancellation or refusal to renew, but only with respect to any Wrongful Act committed before the date of such cancellation or non-renewal. A written request for this extension together with payment of the appropriate premium must be made within ten days after the effective date of cancellation or non-renewal of this policy.

B.	A renewal quotation by the Insurer incorporating different terms, conditions, and/or premium costs with respect to the coverage afforded by this policy shall not be deemed to constitute a cancellation or refusal to renew by the Insurer for the purpose of determining the right to purchase the discovery period.

C.	The fact that this policy may be extended by virtue of the discovery period shall not in any way increase the Limit of Liability stated in Item 3 of the Declarations. For purposes of the Limit of Liability, the discovery period is considered to be part of and not in addition to the last Policy Period.

D.	The discovery period shall only apply to Claims first made against the Directors, Officers or Company, and to Unrealized Liabilities first discovered by the Company, during said discovery period.

SECTION V. EXCLUSIONS

The Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against any Insured:

A.	Arising out of or in any way involving:

(1)	the Insureds actually gaining any profit or advantage to which they were not legally entitled, except that this subpart (1) shall not apply to a Claim described in subpart (2)(a) or (2)(b); or

(2)	(a) the adoption, implementation or termination of a plan by the Company pursuant to Rule 1 2b- 1 under the Investment Company Act of 1940 (including any violations of law relating to such plan), or (b) the payment by an Investment Company to any “affiliated person” (within the meaning of Section 2(a)(3) of the Investment Company Act of 1940) or the principal underwriter of such Investment Company of management, investment advisory, administrative, distribution, or other fees for services (including any violations of law relating to such fees), except that this subpart (2) shall not apply to

(i)	Costs of Defense with respect to such Claim, or

(ii)	prospectus liability for any disclosures or omissions to disclose relating to such plan or such fees, or

(iii)	any liability with respect to such Claim of any Company which is an Investment Company or of any Director of such Company who is not an “interested person” of such Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940;

B.	For return of any remuneration paid any Insured if such payment shall have been held by the courts to be in violation of the law;

C.	For an accounting of profits in fact made from the purchase and sale or sale and purchase by the Directors or Officers of securities of the Company within the meaning of Section 16 (b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any state law;

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D.	Arising out of or in any way involving the actual fraudulent or dishonest or criminal acts of, or the intentional violation of law by, any Insured;

E.	Arising out of or in any way involving actual or alleged:

(1)	assault, battery, loss of consortium, or wrongful termination; or

(2)	invasion of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution. defamation of character, libel or slander; or

(3)	discrimination based upon race, religion, nationality, national origin, creed, color, sexual orientation or preference, gender, pregnancy, disability or age; or

(4)	bodily injury, sickness, disease or death of any person, emotional distress, mental anguish, or loss of or damage to any tangible property or any documents representing shares or securities (including the loss of use of any of the foregoing), unless caused by the provision of services described in Section V.Q;

F.	Arising out of or in any way involving the purchase or sale of securities on behalf of any employee benefit plan, if (1) such purchase or sale was requested or directed by the plan sponsor and (2) the Insured knew or reasonably could have known that such purchase or sale was not in the best interest of the plan’s participants and beneficiaries. The approval of such sponsor of a purchase or sale recommended by an Insured shall not itself be deemed such a request or direction hereunder;

G.	Arising out of or in any way involving any actual or alleged Wrongful Act in the discharge of duties as directors, trustees or officers of any entity other than the Company, even if directed or requested by the Company to serve as a director, trustee or officer of such other entity, except where this policy has been specifically endorsed providing such extension of coverage;

H.	Made by or at the behest of one Insured against another; however, this exclusion shall not apply to (1) any Claim made derivatively by the shareholders of the Company in the name of and for the benefit of such Company, or (2) any Claim made by one Insured against another if, in the opinion of an independent counsel selected jointly by the Insured and the Insurer, failure to make such Claim would result in liability upon such Insured for such failure, or (3) any Claim by one Insured against another for contribution or indemnity where such Claim results directly from a Claim otherwise covered under this policy;

I.	Arising out of or in any way involving any actual or alleged failure to obtain or maintain, or the unavailability of, any policy of insurance, guarantee, or other insurance equivalent;

J.	Arising out of or in any way involving any Wrongful Acts committed prior to the Policy Period if any Insured at the Retroactive Date of this policy knew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim;

K.	Arising out of the inability of any bank, banking firm or broker or dealer in securities or commodities to make any payment or settle or effect any transaction of any kind, if the selection of any of the foregoing entities or persons by any Insured was based in whole or in part on a factor other than investment judgment;

L.	Arising out of or in any way involving activities of an Insured as a mortgage broker or as a “broker” or “dealer” in securities, other than securities issued by a Company which is an Investment Company. “Broker” and “dealer” shall have the same meanings as in Sections 3(a)(4) and 3(a)(5), respectively,

7

of the Securities Exchange Act of 1934; provided, however, that a broker or dealer may include a “bank” as defined in Section 3(a)(6) of such Act;

M.	Arising out of

(1)	any agreement to which the Company is a party; provided, that this Section M.(1) will not apply to (i) any such agreement between the Company and another Company, or (ii) any such agreement between the Company and an investment advisory client of the Company, or (iii) any Claim by a shareholder of the Company, or (iv) Loss which would attach to the Company under Section II.A, the Errors and Omissions Liability Insuring Agreement, in the absence of such agreement; or

(2)	any provision of any agreement under which the Company indemnifies any party to such agreement for acts or omissions other than those of such Company, or otherwise assumes the liability of any party;

N.	Where such Loss is insured by another valid policy or policies, except with respect to any excess beyond the amount or amounts of coverage under such other policy or policies;

O.	Arising out of or in any way involving or attributable to any loss for which coverage is provided or was available to be provided under any other insurance policy or bond issued or offered by the Insurer (including any subsidiary thereof), regardless of the deductible amounts or limit of liability applicable to such other policy or bond;

P.	Arising out of or in any way involving any actual or alleged oral statement or representation made in connection with the offer or sale of securities issued by an Investment Company to any person, other than an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933) which is not an individual; provided, that the foregoing exclusion shall not apply with respect to any actual or alleged oral statement or representation made in connection with the offer or sale of securities issued by a Company which is a Fund by a person (1) who is an employee of that Fund or of its investment adviser, principal underwriter or affiliated transfer agent, and (2) who does not receive any commission or other performance-based compensation on such sale;

Q.	Arising out of or in any way involving any actual or alleged Wrongful Act committed by (1) a Non-Fund, or (2) a Director or Officer of a Non-Fund, or (3) a person for whose Negligent Acts, Errors, or Omissions a Non-Fund is legally responsible, unless such Wrongful Act was committed with respect to the provision of (a) services by a Non-Fund Company to a Company which is a Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (b) Investment Advisory Services by a Non-Fund Company to an investment advisory client of such Non-Fund, and in each case only to the extent such Loss is otherwise covered by this policy;

R.	Arising out of or in any way involving the inconvertibility of currency or the nationalization, confiscation, deprivation or expropriation by any country and/or territory of any property or property rights of any Insured or any other person or entity, except for Costs of Defense with respect to such Claim; or

S.	Arising out of or in any way involving (1) the registration, selling, or offering of securities issued by any Non-Fund, (2) any filings with any governmental body or Self-Regulatory Organization in respect of any Non-Fund, or (3) promotional materials in respect of any Non-Fund (other than Investment Advisory Services of a Company which is an investment adviser); provided, that the foregoing

8

exclusion shall not apply with respect to Section I, Directors and Officers Liability Insuring Agreements, of this policy.

A Wrongful Act of any Insured shall not be imputed to any other Directors or Officers of any Company for the purpose of determining the applicability of the exclusions herein enumerated.

SECTION VI. LIMITS OF LIABILITY

A.	Subject to the terms, conditions and limitations of this policy, the Insurer shall be liable to pay one hundred percent (100%) of Loss or Costs of Correction in excess of the applicable Deductible amount stated in Item 4 of the Declarations, up to the Limit of Liability stated in Item 3 of the Declarations.

B.	Claims or Unrealized Liabilities based upon or arising out of the same Wrongful Act or fact, circumstance or situation thereof or any Interrelated Wrongful Act or fact, circumstance or situation thereof or one or more series of any similar repeated or continuous Wrongful Acts of one or more of the Insureds, shall be considered a single Claim or single Unrealized Liability and only one Deductible and Limit of Liability shall be applicable to such single Claim or single Unrealized Liability; provided, however, that each such single Claim or single Unrealized Liability shall be deemed to fall within the Policy Period in which the earliest Claim or Unrealized Liability arising out of such Wrongful Act or fact, circumstance or situation thereof or one or more series of any similar, repeated or continuous Wrongful Acts is first made or within the Policy Period in which notice pursuant to Section VIII is given, whichever occurs first. A single Claim may include one or more Unrealized Liabilities, and a single Unrealized Liability may include one or more Claims.

C.	One Deductible amount shall apply to each and every Claim and Unrealized Liability. In the event a single Claim is covered under more than one Insuring Agreement, the Deductible stated in Item 4 of the Declarations shall be applied separately to the part of the Claim covered by each Insuring Agreement and the sum of the Deductible which so applies shall constitute the Deductible for each single Claim; provided, however, the total Deductible that is finally determined shall in no event exceed the largest of the applicable Deductibles.

D.	Costs of Defense shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations, and such Costs of Defense shall reduce the Limit of Liability stated in Item 3 of the Declarations and shall also be applied against the Deductible.

E.	Subject to the foregoing, the Insurer’s liability for all Loss, including Costs of Defense and Costs of Correction, shall be the amount shown in Item 3 of the Declarations and shall be the maximum aggregate Limit of Liability of the Insurer in the Policy Period for all Claims made against the Directors and Officers and Company and all Unrealized Liabilities of the Company regardless of the time of payment by the Insurer. In no event shall the Insurer be liable for payment of any amounts in excess of such Limit of Liability.

SECTION VII. COSTS OF DEFENSE, COSTS OF CORRECTION AND SETTLEMENTS

A.	No Costs of Defense or Costs of Correction shall be incurred or liability admitted or settlements made without the Insurer’s consent, which consent shall not be unreasonably withheld. If such consent is given, the Insurer shall pay such Costs of Defense or Costs of Correction or settlements, subject to the Limit of Liability, the Deductible amount, any rights reserved and the other terms, conditions and limitations hereof; provided, that the Insurer shall have no obligation to pay such Costs of Defense until after the final disposition of the Claim(s) relating thereto, except pursuant to subsection C below.

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B.	It shall be the duty of the Company, the Directors and Officers, and not the duty of the Insurer, to defend Claims. The Company, Directors and Officers shall only retain counsel mutually agreed upon by the Directors or Officers or Company and the Insurer, and shall not be required to contest a Claim except upon the advice of such counsel.

C.	The Insurer, upon request, shall advance Costs of Defense on behalf of the Directors or Officers or Company or any of them which they have incurred in connection with Claims made against them prior to the disposition of such Claims, provided that

(1)	such Directors or Officers or the Company give a written undertaking satisfactory to the Insurer that in the event it is finally established that the Insurer has no liability hereunder, such Directors and Officers or the Company agree to repay the Insurer upon demand all Costs of Defense so advanced; and

(2)	the Insurer shall have no obligation to advance Costs of Defense hereunder if it has reasonable grounds to believe that it will not ultimately have liability hereunder for Loss resulting from such Claims.

D.	The Insurer shall at all times have the right, but not the duty, to associate with any Insured in the investigation, defense or settlement of any Claim or Unrealized Liability to which this policy may apply, and in that connection the Insured shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request.

E.	If the Insurer recommends settlement of any Claim or Unrealized Liability and the Insureds refuse to consent to such settlement, then the Insureds shall thereafter negotiate or defend such Claim or Unrealized Liability independently of the Insurer and in such event 50% of the total damages and/or costs (including defense costs), charges and expenses accruing or determined through litigation or otherwise in excess of the amount for which settlement could have been made as so recommended by the Insurer shall not be recoverable under this policy.

F.	In an effort to maximize the coverage afforded under this policy, each Insured and counsel for such Insured will cooperate with each and every other Insured and counsel for such other Insured to the fullest extent compatible with the interest of each Insured. Each Insured and counsel for such Insured, moreover, will avoid where possible unnecessary or duplicative court filings, and except where the individual interests require otherwise, cooperate fully with the designated counsel for the Insurer who will coordinate defense tactics and strategy to avoid unnecessary cost, charges, and expenses.

SECTION VIII. NOTICE OF CLAIMS AND UNREALIZED LIABILITIES

A.	If during the Policy Period the Company or the Directors or Officers shall:

(1)	receive written or oral notice from any party that it is the intention of such party to hold the Insureds or any of them responsible for any Wrongful Act; or

(2)	become aware of any occurrence which may subsequently give rise to a Claim being made against the Insureds or any of them for a Wrongful Act,

and shall during such period give written notice thereof to the Insurer as soon as practicable and prior to the date of termination of this policy, then any Claim which may subsequently be made against the Insureds arising out of such Wrongful Act shall for the purpose of this policy be treated as a Claim made during the Policy Period in which such notice was given.

10

B.	The Company or the Directors or Officers shall, as a condition precedent to their rights under this policy, give to the Insurer notice in writing, as soon as practicable, of any Claims made and Unrealized Liabilities discovered and shall give the Insurer such information and cooperation as it may reasonably require.

C.	Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005.

D.	The Company or the Directors or Officers, following the fumishing of notice as provided herein, shall as soon as practicable furnish the Insurer with copies of reports, investigations, pleadings, and all other papers in connection therewith.

SECTION IX. GENERAL CONDITIONS

A.	Representations. It is represented that the particulars and statements contained in the Application are true and correct to the best of the Insured’s knowledge and are the basis of this policy and are to be considered as incorporated in and constituting part of this policy.

B.	Cancellation. This policy may be cancelled by the Company at any time by written notice or by the surrender of this policy.

This policy may also be cancelled by or on behalf of the Insurer by delivering to the Company or by mailing to the Company by certified mail or other first class mail at the Company’s address as shown in this policy, written notice stating when, not less than sixty (60) days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

If this policy shall be cancelled by the Company, the Insurer shall retain the customary short rate portion of the premium. If this policy shall be cancelled by or on behalf of the Insurer, the Insurer shall retain the pro rata portion of the premium. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of cancellation, but such payment shall be made as soon as practicable.

If the Insurer elects not to renew this policy, the Insurer shall provide the Company for itself and as agent for the Directors and Officers with no less than sixty (60) days advance notice thereof; provided, that the Company, at least (60) days prior to the expiration date of this policy, has provided the Insurer with all information it has requested. If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period or limitation permitted by such law.

C.	Action Against Insurer. No action shall be taken against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all the material terms of this policy nor until the amount of the Insured’s obligation to pay shall have been fully determined either by judgment against the Insureds after actual trial or by written agreement of the Insureds, the claimant and the Insurer.

No person or organization shall have any right under this policy to join the Insurer as a party to any action against the Directors or Officers or Company to determine the liability of the Directors or Officers or Company, nor shall the Insurer be impleaded by the Directors or Officers or their legal representative or by the Company. Bankruptcy or insolvency of a Director or Officer, or of a Director’s or Officer’s estate, shall not relieve the Insurer of any of its obligations hereunder.

11

D.	Termination. This policy shall be deemed terminated immediately upon the happening of any of the following events:

(1)	the acquisition of the Company by another entity or the merger of the Company into another entity, such that the Company is not the surviving entity, or the consolidation of the Company with another entity, or the acquisition of substantially all of the assets of the Company by another entity, or

(2)	the appointment of a receiver, conservator, trustee, liquidator, or rehabilitator or any similar official for or with respect to the Company.

E.	Unitary Contract. This policy shall be deemed to be a single unitary contract and not a severable contract of insurance or a series of individual contracts of insurance with each of the Directors and Officers and with the Company.

F.	Acquisitions, Mergers, and Material Changes:

(1)	In the event that after the inception of this policy the Company (a) acquires any other entity or acquires substantially all the assets of another entity, or (b) merges with another entity such that the Company is the surviving entity, or (c) creates or acquires a Subsidiary or a separate investment portfolio, or (d) materially changes its business as described in the Application, then and in each case no coverage shall be afforded under this policy for any Loss or in connection with any Claim arising out of or in any way involving the entity or assets acquired, or the entity merged with, or the assets, liabilities, directors or officers or employees of the entity acquired or merged with, or such Subsidiary or separate investment portfolio, or such changed business activities, unless and until:

(i)	the Company provides written notice of such transaction or event or change to the Insurer not less than thirty (30) days prior to the effective date of such transaction or event or change, and

(ii)	the Company provides the Insurer with such information in connection therewith as the Insurer may deem necessary, and

(iii)	the Company accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer, and

(iv)	the Insurer at its sole discretion specifically agrees in writing to provide such coverage.

(2)	If the Insurer does agree to provide such coverage described in subsection F(1), it will not include any Wrongful Act committed, or allegedly committed, with respect to any entity, assets, Subsidiary, separate investment portfolio or changed business activities referred to in subsection F(1), prior to the effective date of such acquisition, merger, creation, or change, or any Wrongful Act interrelated with a Wrongful Act committed prior to the effective date of such acquisition, merger, creation, or change. This subsection F(2) shall not apply with respect to any entity (including a Subsidiary) or assets (including a separate investment portfolio) thereof acquired by the Company, or with respect to any entity merged into the Company, if such entity, immediately before such acquisition or merger, was a Named Insured Company under a Directors and Officers/Errors and Omissions Liability Insurance policy issued by the Insurer.

(3)	Subsection F(1) shall not apply to the acquisition of any Investment Company by the Company or the merger of any Investment Company into the Company, if the net assets of such Investment Company at the time of the transaction do not exceed five percent of the Company’s net assets.

12

(4)	For purposes of this subsection F, an entity shall mean any corporation, business trust, partnership, or other form of organization, including without limitation a Company and any member of the In surer.

G.	Subrogation. In the event of any payment under this policy, the Insurer shall be subrogated to the extent of such payment to all the Insured’s rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents as may be necessary to enable the Insurer effectively to bring suit in the name of the Insured.

H.	Coverage. Subject to the terms and conditions hereof, this policy only insures the Directors and Officers and the Company, including insuring the Company as provided in Section II for certain Negligent Acts, Errors or Omissions committed by persons for whose Negligent Acts, Errors or Omissions the Company is legally responsible (including employees acting within the scope of their employment). Notwithstanding that for convenience and other provisions hereunder persons other than the Company and Directors and Officers are included in the definition of “Insured,” this policy does not insure such persons and such persons shall have no rights or claims against the Insurer hereunder.

I.	Compliance with Applicable Trade and Economic Sanctions. This policy shall not be deemed to provide any coverage, and the Insurer shall not be required to pay any Loss or Costs of Correction or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such Loss or Costs of Correction or provision of such benefit would cause the Insurer to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION X. NOTICE

By acceptance of this policy, the Directors and Officers and the Company agree that the Company shall act on behalf of all Directors and Officers with respect to the giving and receiving of notice of Claim or cancellation or otherwise, the payment of premiums and the receiving of any return premiums that may be due under this policy, the receipt and acceptance of any endorsements issued to form a part of this policy, and the exercising or declining of any right to a discovery period.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed by its authorized representative, but this policy shall not be valid unless countersigned on the Declarations page by a duly authorized representative of the Insurer.

/S/ Catherine Dalton
Authorized Representative

13

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 1

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

TD Asset Management USA Funds Inc., a series fund consisting of:

o	EPOCH Global All Cap Fund
o	EPOCH Global Equity Shareholder Yield Fund
o	EPOCH U.S. Equity Shareholder Yield Fund
o	EPOCH U.S. Large Cap Core Equity Fund
o	EPOCH U.S. Small Mid-Cap Equity Fund
o	TDAM California Municipal Money Market Portfolio
o	TDAM Core Bond Fund
o	TDAM Global Low Volatility Equity Fund
o	TDAM High Yield Bond Fund
o	TDAM Institutional Money Market Fund
o	TDAM Institutional Municipal Money Market Fund
o	TDAM Institutional U.S. Government Fund
o	TDAM Money Market Portfolio
o	TDAM Municipal Portfolio
o	TDAM New York Municipal Money Market Portfolio
o	TDAM Short-Term Bond Fund
o	TDAM Target Return Fund
o	TDAM Treasury Obligations Money Market Fund
o	TDAM U.S. Government Portfolio
o	TDAM 1 to 5 Year Corporate Bond Portfolio
o	TDAM 5 to 10 Year Corporate Bond Portfolio

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC1.0-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 2

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that, notwithstanding anything to the contrary in Section IX.F. of this policy, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insurer receives, within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured Company only if the Insurer is notified as set forth in this paragraph, the information required herein is provided to the Insurer, the Insured Company accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer, and the Insurer acknowledges the addition of such Newly Created Investment Company or portfolio to the policy by an endorsement to this policy.

For purposes of this endorsement, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the U.S. Securities and Exchange Commission has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this policy.

EC27.0-00 (11/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 3

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that Section IV.A of this policy is hereby amended to read as follows:

A.	If the Insurer shall cancel or refuse to renew this policy for any reason other than non-payment of premium or non-compliance with the terms and conditions of this policy, or if the Company elects to cancel or not to renew this policy, then the Company shall have the right upon payment of seventy five percent ( 75%) of the annual premium to an extension of the coverage granted by this policy with respect to any Claim first made against the Company or the Directors or Officers during the period of nine calendar months after the date of such cancellation or refusal to renew or election not to renew, but only with respect to any Wrongful Act committed before the date of such cancellation or non-renewal. A written request for this extension together with payment of the appropriate premium must be made within ten days after the effective date of cancellation or non-renewal of this policy.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC38.1-00 (11/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 4

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that the coverage provided to “Directors and Officers” under Section I of this policy shall, subject to all of the terms, conditions, and limitations of this policy, extend to the lawful spouses of such Directors and Officers, regardless of whether such spousal status is derived by reason of the statutory law, common law or otherwise of any applicable jurisdiction (“Spousal Coverage”), provided, however, that Spousal Coverage shall extend only to Claims (including Claims seeking damages recoverable from marital community property, property jointly held by the individual Director or Officer and the lawful spouse, or property transferred from the individual Director or Officer to the lawful spouse) made against such lawful spouses, in their capacity as spouses, for the Wrongful Acts of the Directors and Officers, and not to Claims made against such lawful spouses for their own actual or alleged Wrongful Acts.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC47.0-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 5

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total “insured losses” of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for “acts of terrorism.” However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for “acts of terrorism” is one percent (1%).

As used herein, “Federal Share of Compensation” shall mean:

85% in calendar year 2015;

84% in calendar year 2016;

83% in calendar year 2017;

82% in calendar year 2018;

81% in calendar year 2019; and

80% in calendar year 2020.

As used herein, “Cap on Annual Liability” shall mean, with respect to total “insured losses” of all participating insurers:

$100 billion in calendar year 2015;

$120 billion in calendar year 2016;

$140 billion in calendar year 2017;

$160 billion in calendar year 2018;

$180 billion in calendar year 2019; and

$200 billion in calendar year 2020.

EC53.l-00 (2/15)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 6

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration for the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in Section V.A or elsewhere in this policy (including any other endorsement thereto), the Insurer shall not be liable to make any payment for any Loss in connection with any Claim, or for any Costs of Correction in connection with any Unrealized Liability, based upon, arising out of or in any way involving any actual or alleged payment, direct or indirect, of any compensation in connection with the sale, marketing or promotion of securities issued by any Investment Company (including, without limitation, any Claim or Unrealized Liability based upon, arising out of or in any way involving any actual or alleged misstatement, misleading statement or omission to disclose, in any registration statement or otherwise, with respect to the foregoing) (“Designated Claim” or “Designated Unrealized Liability,” respectively);

provided, however, that in the case of a Designated Claim only, this exclusion shall not apply to (i) Costs of Defense with respect to such Claim, or (ii) Unreimbursed Loss of an Independent Director with respect to such Claim.

It is further understood and agreed that for the purposes of this endorsement:

(1)	“Independent Director” means any Director of any Company that is an Insured Fund, who is not an “interested person” of such Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940;

(2)	“Insured Fund” means any Company that is an Investment Company;

(3)	“Reimbursed Loss” means Loss which any Insured Fund, investment adviser to an Insured Fund, or affiliate of such Insured Fund or adviser (i) actually pays to or on behalf of an Independent Director, as indemnification or otherwise; or (ii) is legally permitted to pay to or on behalf of an Independent Director, as indemnification or otherwise, but does not pay, unless such failure to pay is due to the financial incapability of such entity following its bankruptcy or receivership;

(4)	“Unreimbursed Loss” means Loss that is not Reimbursed Loss.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC60.0-0l (6/04)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 7

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following Companies (“Designated Entities”):

DESIGNATED ENTITIES	SEPARATION DATE

TD Waterhouse Trust, a series fund consisting of:	July 11, 2005
o TD Waterhouse 500 Index Fund
o TD Waterhouse Asian Pacific Index Fund
o TD Waterhouse Bond Index Fund
o TD Waterhouse Dow 30 Fund
o TD Waterhouse European Index Fund
o TD Waterhouse Extended Market Index Fund
TD Waterhouse Plus Funds, Inc.	February 27, 2006
TDAM Global Sustainability Fund	December 22, 2011
TDAM Short-Term Investment Fund	July 16, 2012

except that as regards the Designated Entities, Section II, Errors and Omissions Liability Insuring Agreements, are deleted from this policy.

It is further understood and agreed that the Insurer shall not be liable to make any payment under Section I.A, Directors and Officers Liability Insuring Agreements, for any Loss in connection with any Claim made against any Director or Officer of the Designated Entities, unless such Claim is based upon, arises out of or in any way involves an actual or alleged Wrongful Act committed by such Director or Officer before the Separation Date indicated (“Designated Claim”), and then only to the extent such Loss is otherwise covered by this policy.

It is further understood and agreed that the Directors and Officers of the Designated Entities shall be deemed “Directors and Officers” under Section I.B., Directors and Officers Liability Insuring Agreements, with respect to any Designated Claim, regardless of which Company is required to indemnify, or has, to the extent permitted by law, indemnified such Directors and Officers.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC24.l-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 8

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, and notwithstanding anything to the contrary in Section IX.E (“Unitary Contract”) or elsewhere in this policy or the Application, it is hereby understood and agreed that:

(1)	this policy shall be deemed a severable contract of insurance as regards Independent Directors only;

(2)	Section I.A and Section I.B of this policy shall in no event be rescindable as regards Independent Directors; and

(3)	the Insurer shall not invoke actual or alleged omissions or misrepresentations in the Application as a legal or equitable defense to coverage for Independent Directors in any Claim made against them, or otherwise seek to avoid coverage for Independent Directors on such a basis in such a Claim.

It is further understood and agreed that as used in this endorsement, “Independent Directors” mean Directors of an Insured Fund who are not “interested persons” of such Insured Fund within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

Nothing herein contained shall be held to affect the Insurer’s rights or defenses as to any other Insureds, or to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC66.0-00 (12/10)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 9

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

SDDI ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in this policy, the Insurer shall pay fifty percent (50%) of Derivative Demand Investigation Expenses resulting from a Shareholder Derivative Demand first made during the Policy Period (or if applicable, during the discovery period set forth in Section IV of this policy), subject to the following terms, conditions and limitations:

1.          No Deductible: The coverage provided hereunder for Derivative Demand Investigation Expenses shall not be subject to any Deductible set forth in Item 4 of the Declarations.

2.          Maximum Aggregate Limit Payable by the Insurer: The maximum aggregate limit of liability of the Insurer for any and all Derivative Demand Investigation Expenses for any and all Shareholder Derivative Demands first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable) shall be $1 million, regardless of the time of payment by the Insurer. This $1 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. The Insureds shall bear all remaining Derivative Demand Investigation Expenses, and in no event shall the Insurer be liable under this policy to pay more than $1 million in Derivative Demand Investigation Expenses.

3.          Insurance Reimbursement to be made to a Designated Representative: The Insurer shall make payment for Derivative Demand Investigation Expenses to an entity or person duly authorized on behalf of the Insured(s) to receive reimbursement of such expenses. The Insured(s) shall, as a condition precedent to their rights of recovery under this endorsement, give to the Insurer such information and documentation as the Insurer may reasonably require to demonstrate the existence of the Shareholder Derivative Demand(s) and the particulars of the resulting Derivative Demand Investigation Expenses. It shall be the responsibility and duty of the Insured(s) and not the Insurer (a) to investigate and evaluate any Shareholder Derivative Demands, and (b) to allocate reimbursements of Derivative Demand Investigation Expenses between and among Insureds.

4.          Notice to Insurer; Interrelated Shareholder Derivative Demands, Claims and Unrealized Liabilities:

(a)          Notwithstanding that a Shareholder Derivative Demand is not a “Claim’ or an “Unrealized Liability,” Sections WA, VI.B and VIII.B of this policy shall be deemed to apply to Shareholder Derivative Demands as those sections apply to “Claims” and “Unrealized Liabilities.”

(b)          Accordingly, by way of illustration and without limiting Section VI.B: (i) multiple Shareholder Derivative Demands shall be considered a “single Shareholder Derivative Demand” under the circumstances specified in Section VT.B; (ii) each such “single Shareholder Derivative Demand” shall be deemed to fall within the Policy Period designated in Section VI.B; and (iii) a “single Claim” or “single Unrealized Liability” may include one or more Shareholder Derivative Demands, and a “single Shareholder Derivative Demand” may include one or more Claims or Unrealized Liabilities.

(c)          Notwithstanding the foregoing, in the case of a Shareholder Derivative Demand that is part of a “single Claim” or “single Unrealized Liability,” or in the case of a Claim or Unrealized Liability that is part of a “single Shareholder Derivative Demand,” nothing in Section VI.B shall be deemed (i) to require the application of a Deductible to Derivative Demand Investigation Expenses, (ii) to excuse the application of a Deductible to Loss (including Costs of Defense) or Costs of Correction, (iii) to increase the maximum aggregate limit payable by the Insurer for Derivative Demand Investigation Expenses as set forth in Item 2 above, or (iv) to excuse the need for differentiation and an appropriate allocation to be made as between fees and expenses that constitute Derivative Demand Investigation Expenses, on the one hand, and fees and expenses that constitute Costs of Defense, on the other.

5.          Definitions: As used in this endorsement:

(a)          “Shareholder Derivative Demand” means a written communication that: (i) is made by one or more shareholders of an Insured RIC who are not themselves Directors or Officers of such Insured RIC, (ii) demands that the board of Directors of such Insured RIC initiate a civil proceeding on behalf of, or in the name or the right of, the Insured RIC in a court which is legally authorized to render an enforceable judgment or order for money damages or other relief, and (iii) demands that such civil proceeding be brought against Directors or Officers of the Insured RIC, or against an Affiliated Provider, for a Wrongful Act.

(b)          “Derivative Demand Investigation Expenses” mean reasonable legal and expert fees and expenses incurred by an Insured RIC, or by its board of Directors or any committee thereof, or by any other Insured, in connection with the investigation or evaluation, by or on behalf of the Insured RIC, of any Shareholder Derivate Demand; provided, however, Derivative Demand Investigation Expenses shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Insured RIC or of any other Insured.

(c)          “Affiliated Provider” means (I) the “investment adviser” (as defined in the Investment Company Act of 1940) to such Insured RIC (but excluding any sub-adviser), and (2) any other entity that provides investment advisory, administrative, underwriting or transfer agent services to such Insured RIC, but only if such entity directly or indirectly controls, is controlled by, or is under common control with, such investment adviser.

(d)          “Insured RIC” means a Company that is an investment company registered under the Investment Company Act of 1940.

*   *   *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC68.0-00 (01/11)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 10

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

WHISTLEBLOWER ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed that:

1	Section V.H of this policy shall be amended to add: “or (4) any Whistleblower SEC Claim.”

2.	Section V.E(l) of this policy shall be amended to read as follows: “(I) assault, battery, loss of consortium, wrongful termination, or Whistleblower Retaliation; or

3.	The amount of Loss, if any, incurred by an Insured in a Whistleblower SEC Claim shall be calculated without reference to any associated SEC Bounty, such that the amount of any such SEC Bounty shall neither increase nor decrease the Loss, if any, resulting from a Whistleblower SEC Claim for which coverage may otherwise be available under this policy.

4.	As used in this endorsement:

i.	“Whistleblower SEC Claim” shall mean any Claim that is an investigation by the U.S. Securities and Exchange Commission based (in whole or in part) upon information from a “whistleblower,” or a related “covered judicial or administrative action” or “related action,” as those terms are defined in Section 21F of the Securities Exchange Act of 1934 (established by Section 922 of the Dodd Frank Wall Street Reform and Consumer Protection Act) (the “Dodd Frank Act”).

ii.	“Whistleblower Retaliation” shall mean any retaliatory action taken against any person by reason of his or her actual or suspected status as a “whistleblower” (as defined in the Dodd Frank Act or otherwise) (including, but not limited to, any retaliatory action prohibited by Section l514A(a) of title 18, United States Code (established by Section 806 of the Sarbanes-Oxley Act) or by Section 21F of the Securities Exchange Act of 1934).

iii.	“SEC Bounty” shall mean any amount paid to one or more “whistleblowers” pursuant to the Section 21F of the Securities Exchange Act of 1934.

Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC67.0-00 (12/10)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 11

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

Enhancements for Independent Directors

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A.	Facilitating Insurance Payments and Fund Indemnification for Defense Costs of Independent Directors

1.	Facilitating Defense Cost Advancements by ICI Mutual: Upon request to the Insurer by or on behalf of the Independent Directors of an Insured Fund, the Insurer shall advance, pursuant to Section VII.C of this policy, ID Costs of Defense, and provisos (1) and (2) of Section VII.C shall not apply to such a request.

2.	Facilitating Defense Cost Advancements by Insured Funds: If an Insured Fund lawfully advances ID Costs of Defense to its Independent Directors, individually or collectively, in a Claim, and an ultimate determination is thereafter made that one or more of the Independent Directors were not entitled to indemnification for some or all of the ID Costs of Defense so advanced (“ID Costs of Defense Declared Non-Indemnifiable”), then:

a.	If the Insurer has previously reimbursed the Insured Fund for any such ID Costs of Defense Declared Non-Indemnifiable, the Insurer shall not seek to recover them directly from the Insured Fund;

b.	The Insurer shall make such additional payment, if any, to the Insured Fund as may be necessary to ensure that the Insured Fund has not itself incurred any financial loss by reason of the Insured Fund having advanced such ID Costs of Defense Declared Non-Indemnifiable; and

c.	The Insurer shall make such adjustments as may be necessary to ensure that any ID Costs of Defense Declared Non-Indemnifiable that were advanced by the Insured Fund are not applied against any Entity Deductible that may apply to the Insured Fund in connection with the Claim.

3.	Provisos: Notwithstanding anything to the contrary in Parts A.l or A.2 of this endorsement:

a.	The Insurer shall have no obligation to advance or otherwise pay any ID Costs of Defense, and the provisions of Part A.2 of this endorsement shall not apply, in any Claim for which coverage of ID Costs of Defense is not available under this policy (as, for example, in a Claim charging discrimination based upon race (see Section V.E of this policy) (“Discrimination Claim”)); and

b.	Nothing herein shall modify the definition of Costs of Defense at Section III.E of this policy, nor excuse an Insured Fund from fully satisfying any Entity Deductible that may apply to the Insured Fund in connection with any Claim.

B.	Protecting Independent Directors Against Out-of-Pocket Loss Where Their Fund is Unwilling or Unable to Indemnify Them

1.	Fund Unwillingness or Inability to Indemnify: If an Insured Fund, notwithstanding its financial capability to indemnify its Independent Directors, is unwilling or Unable to indemnify them, individually or collectively, for Loss (including, without limitation, for Costs of Defense) incurred by them in any Claim made against them, then, upon request to the Insurer by the Independent Directors, such Loss shall be subject to a Zero Deductible and shall be treated as a Loss under Section I.A of this policy; provided, however, that in such case, the Deductible Recovery Provisions shall apply.

2.	Liquidation or Discontinuance of a Series: Part B.1 of this endorsement (including its proviso) shall extend to Claims made against the Independent Directors of an Insured Fund for Wrongful Act(s) by them with respect to one or more specified “series” of such Insured Fund (“affected series”), where such Insured Fund is unwilling or unable to indemnify its Independent Directors for Loss incurred by them in such Claims by reason of the affected series having been liquidated or otherwise discontinued.

3.	Proviso: Nothing in this Part B shall be deemed to extend coverage to Loss (including, without limitation, Costs of Defense) that is not otherwise covered under this policy (as, for example, Loss resulting from any Discrimination Claim).

C.	Other Coverage Enhancements for Independent Directors

1.	Non-Party Witness Coverage: Notwithstanding anything to the contrary in this policy (including in the definitions of “Claim,” “Loss,” and “Costs of Defense” in Sections III.B, III.K, and III.E, respectively), coverage under this policy shall extend to reasonable and necessary legal fees and expenses incurred by any Independent Director as a non-party witness in any Designated Matter; provided, however, that:

a.	Such Independent Director is called or requested to serve as a non-party witness in such Designated Matter by reason of his or her position as an Independent Director of an Insured Fund;

b.	Any such fees and expenses shall be subject to the Entity Deductible, if the Insured Fund indemnifies or is legally permitted to indemnify the Independent Director; and

c.	Any such fees and expenses shall be subject to a Zero Deductible, if the Insured Fund (i) is not legally permitted to indemnify the Independent Director, or (ii) fails to pay indemnification due to the financial incapability of such Insured Fund following its bankruptcy or receivership or liquidation.

2.	Coverage in “Insured versus Insured” Claims: Notwithstanding anything to the contrary in the “Insured versus Insured” exclusion at Section V.H of this policy, coverage under this policy shall extend to Specified Loss incurred by any Independent Directors or Insured Fund in an Internal Claim.

3.	Coverage in Tortious Interference Claims: Notwithstanding anything to the contrary in the exclusion set forth at Section V.M(1) of this policy, coverage under this policy shall extend to ID Costs of Defense and Unreimbursed ID Loss incurred by any Independent Directors of an Insured Fund in a Tortious Interference Claim.

4.	Proviso: Nothing in this Part C shall be deemed to extend coverage to Loss (whether in the form of Specified Loss, Unreimbursed ID Loss, ID Costs of Defense, or otherwise) that is not otherwise covered under this policy (as, for example, Loss resulting from any Discrimination Claim).

D.	Additional Matters

1.	Definitions: For purposes of this endorsement:

a.	“Deductible Recovery Provisions” mean the following:

i.	If (aa) in the opinion of an independent counsel selected jointly by the Independent Directors and the Insurer, the Insured Fund is legally permitted to provide indemnification for Loss in a Claim under the circumstances described in Part B of this endorsement, and (bb) the Entity Deductible has not otherwise been satisfied in full in such Claim by Insureds other than the Independent Directors, then:

(1)	the Independent Directors shall, at the request of the Insurer, take all appropriate steps (including, without limitation, prosecution of litigation) to recover from the Insured Fund an amount at least equal to the Entity Deductible, less any portion of such Entity Deductible that may have been satisfied by Insureds other than the Independent Directors (“Remaining Entity Deductible”), and

(2)	the Independent Directors shall not settle any such claim for recovery against the Insured Fund without the Insurer’s consent, which consent shall not be unreasonably withheld;

ii.	The Insurer shall pay the Independent Directors for their reasonable legal and associated expenses in pursuing any such claim for recovery; and

iii.	In the event that any such claim results in a recovery, the Independent Directors shall reimburse the Insurer for the amount of the Remaining Entity Deductible and for legal and associated expenses paid by the Insurer, or such lesser amount as is recovered;

b.	“Designated Matter” means (i) any investigation initiated by any governmental body or Self-Regulatory Organization, or (ii) any lawsuit or other proceeding before any governmental body or Self-Regulatory Organization or arbitrator(s) or court; and including, without limitation, any such investigation or lawsuit or proceeding brought against the Insured Fund for which the Independent Director is a Director, or against any other Director or Officer of such Insured Fund, or against any investment adviser or principal underwriter of such Insured Fund, or against any affiliate of such adviser or principal underwriter;

c.	“Entity Deductible” means the Deductible amount set forth in Item 4 of the Declarations for “Each Claim under Company Reimbursement Insuring Agreement, Section I.B,” or the Deductible amount set forth in Item 4 of the Declarations for “Each Claim under Errors and Omissions Insuring Agreement, Section II.A,” as the context requires;

d.	“ID Costs of Defense” means Costs of Defense incurred by Independent Directors of an Insured Fund, individually or collectively, in Claims made against them;

e.	“Independent Director” means any Director of an Insured Fund who is not an “interested person” of such Insured Fund within the meaning of Section 2(a)(l9) of the Investment Company Act of 1940;

f.	“Internal Claim” means a non-collusive Claim made by any Insured against any Independent Director of an Insured Fund, or against such Fund, but only if it is a codefendant in such Claim with the Independent Director;

g.	“Reimbursed ID Loss” means Loss which any Insured Fund, investment adviser to an Insured Fund, or affiliate of such Insured Fund or adviser (i) actually pays to or on behalf of an Independent Director, as indemnification or otherwise; or (ii) is legally permitted to pay to or on behalf of an Independent Director, as indemnification or otherwise, but does not pay, unless such failure to pay is due to the financial incapability of such entity following its bankruptcy or receivership or liquidation;

h.	“Specified Loss” means (i) Costs of Defense (including ID Costs of Defense), and (ii) settlements and judgments, if an independent counsel selected jointly by the Insurer and the Independent Director, provides an opinion that (aa) in the case of a settlement, the settlement is fair and reasonable in light of the claim asserted, or (bb) in the case of a judgment, the Internal Claim was reasonably defended;

i.	“Tortious Interference Claim” means any Claim made against Independent Directors, individually or collectively, of an Insured Fund, alleging interference by them with any existing or prospective agreement or business relationship (i) between the Insured Fund and any existing or prospective service provider thereto, or (ii) which otherwise involves the Insured Fund;

j.	“Unreimbursed ID Loss” means Loss incurred by Independent Directors, individually or collectively, that is neither (i) ID Costs of Defense, nor (ii) Reimbursed ID Loss; and

k.	“Zero Deductible” means a Deductible amount equal to the greater of (i) zero dollars, or (ii) the dollar amount set forth in Item 4 of the Declarations for “Each Claim all Directors and Officers under Insuring Agreement, Section l.A.”

2.	Additional Understandings and Agreements: It is further understood and agreed that:

a.	The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof;

b.	Notwithstanding anything to the contrary (in any definition of “Fund” or otherwise) elsewhere in this policy, including in any other endorsement thereto, the term “Insured Fund,” as used in Parts A, B, and C.3 of this endorsement, shall in no event include any Company that is not an investment company registered under the Investment Company Act of 1940;

c.	Any and all amounts that may be paid by the Insurer pursuant to this endorsement shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations;

d.	All such amounts paid by the Insurer (less any recoveries received) shall reduce the Limit of Liability stated in Item 3 of the Declarations; and

e.	Nothing in this endorsement shall be deemed to increase the Limit of Liability stated in Item 3 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy (including, without limitation, Section IX.G), other than as above stated.

EC71.0-00 (1/14)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 12

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that Section V.J of this policy is amended to read as follows:

“J. Arising out of or in any way involving any Wrongful Acts committed prior to

(1)	March 15, 2000 if any Insured at such date knew or could have reasonably foreseen that such Wrongful Acts were or might he the basis of a Claim; or

(2)	April 15, 2013, with respect to the $4,000,000 excess of $5,000,000 layer only, if any Insured at such date knew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim.”

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC21.3-00 (11/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 13

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

CLAIM-RELATED INTERNAL CORPORATE INVESTIGATIONS ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A.	Coverage for Claim-Related Internal Corporate Investigation Expenses

The “Costs of Defense” (as defined in Section III.E) of a Covered Claim shall be deemed to include fifty percent (50%) of Claim-Related Internal Corporate Investigation Expenses, subject to the following terms, conditions and limitations:

1.	Treatment as Costs of Defense: Claim-Related Internal Corporate Investigation Expenses that are deemed to be included as Costs of Defense of a Covered Claim pursuant to this endorsement shall be subject to the same terms, conditions and exclusions under this policy as are other Costs of Defense (including, without limitation, those set forth in Sections III.E, VI.D, VI.E, and VII.A), provided, however, that the Insurer shall have no obligation to advance Claim-Related Internal Corporate Investigation Expenses pursuant to Section VII.C, except insofar as the Insurer, in its sole discretion, authorizes such advancement in an individual case.

2.	Maximum Aggregate Limit Payable by the Insurer: The maximum aggregate limit of liability of the Insurer for the Policy Period for any and all Claim-Related Internal Corporate Investigation Expenses for any and all Claim-Related Internal Corporate Investigations associated with any and all Covered Claims shall be One Million Dollars ($1,000,000), regardless of the time of payment by the Insurer. This $1 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. The Insured(s) shall bear all remaining Claim-Related Internal Corporate Investigation Expenses, and in no event shall the Insurer be liable under this policy to pay more than $1 million in Claim-Related Internal Corporate Investigation Expenses.

3.	Claim-Related Internal Corporate Investigation Expenses of Fund Independent Directors: Notwithstanding anything to the contrary in the first paragraph of this Section A, in Section A.2 above, or in Section B.2 below, “Costs of Defense” (as defined in

Section III.E) of a Covered Claim shall be deemed to include one hundred percent (100%) of any Claim-Related Internal Corporate Investigation Expenses that may be incurred personally by an Independent Director, in his or her capacity as such, as a witness in, or as a subject of, a Claim-Related Internal Corporate Investigation; provided, however, that nothing in this Section 3 shall increase the Limit of Liability stated in Item 3 of the Declarations.

4.	Insurance Reimbursement to be made to a Designated Representative: The Insurer shall make payment for Claim-Related Internal Corporate Investigation Expenses to an entity or person duly authorized on behalf of the Insured(s) to receive reimbursement of such expenses. It shall be the responsibility and duty of the Insured(s) and not the Insurer (a) to conduct any Claim-Related Internal Corporate Investigations, and (b) to allocate reimbursements of Claim-Related Internal Corporate Investigation Expenses between and among Insureds.

5.	Notice and Information:

(a)	If a Claim-Related Internal Corporate Investigation is initiated prior to the date a Covered Claim is first made and if the Insured(s) provides notice to the Insurer of such investigation in accordance with Section VIII.A of this policy, then such Covered Claim shall for the purpose of this policy be treated as a Claim made during the Policy Period in which such notice was given.

(b)	If a Claim-Related Internal Corporate Investigation (i) is initiated prior to the date a Covered Claim is first made but the Insured(s) does not provide notice to the Insurer of such investigation in accordance with Section VIII.A of this policy before such date, or (ii) is initiated within six months following the date a Covered Claim is first made, then the Insured(s) shall, as a condition precedent to their rights to recovery under this endorsement, give to the Insurer notice in writing, as soon as practicable, of such investigation.

(c)	The Insured(s) shall, as a condition precedent to their rights of recovery under this endorsement, give to the Insurer such information and documentation as the Insurer may reasonably require to demonstrate the existence of the Claim-Related Internal Corporate Investigation and the particulars of the resulting Claim-Related Internal Corporate Investigation Expenses.

B.	Additional Matters

Notwithstanding anything to the contrary in this endorsement or elsewhere in this policy:

1.	Relationship of Claim-Related Internal Corporate Investigation Expenses to Derivative Demand Investigation Expenses: If this policy includes an “SDDI Endorsement,” then (a) Claim-Related Internal Corporate Investigation Expenses shall not include, and no coverage shall be available under this endorsement for, any legal fees or associated expert fees or other expenses incurred in connection with any investigation by or on behalf of any Insured (whether in the form of a Claim-Related Internal Corporate Investigation or otherwise) of any Wrongful Act(s) that is (or becomes) the subject of a “Shareholder Derivative Demand,” as defined in the “SDDI Endorsement,” and (b) insofar as such fees or expenses qualify as “Derivative Demand Investigation Expenses” as defined in the

“SDDI Endorsement,” the “SDDI Endorsement” shall govern the availability of coverage for such fees or expenses.

2.	Sublimit for Costs of Defense for Anti-Bribery Claims: The maximum aggregate limit of liability of the Insurer for the Policy Period for any and all Costs of Defense (including, without limitation, any and all Claim-Related Internal Corporate Investigation Expenses that are deemed to be Costs of Defense pursuant to this endorsement) in any and all Anti-Bribery Claims shall be Two Million Dollars ($2,000,000) (“Sublimit”), which Sublimit shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations.

3.	Treatment of Claim-Related Internal Corporate Investigation Expenses Incurred After the Date of a Covered Claim: If (a) legal or expert fees or expenses are incurred after the date a Covered Claim is first made, and (b) the Insurer and the Insured(s) disagree as to whether all or some portion of such fees or expenses constitute “Costs of Defense” of the Covered Claim (within the meaning of Section III.E of this policy) on the one hand, or “Claim-Related Internal Corporate Investigation Expenses” (within the meaning of this endorsement) on the other (“Contested Post-Claim Expenses”), then the Insurer and the Insured(s) shall seek to reach agreement on a fair and equitable allocation of such Contested Post-Claim Expenses as between the two categories. If the Insurer and Insured(s) cannot agree on an allocation of Contested Post-Claim Expenses as between the two categories, then the Insurer shall utilize such allocation as the Insurer believes to be fair and proper until the Covered Claim is finally resolved.

4.	Definitions: As used in this endorsement:

(a)	“Anti-Bribery Claim” means any Claim that (1) arises out of or in any way involves any actual, alleged or possible violation of the Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, or any analogous law or regulation of any country or jurisdiction, and (2) is otherwise covered and not excluded under this policy.

(b)	“Claim-Related Internal Corporate Investigation” means any investigatory process, conducted by or on behalf of the Company, that:

(1)	is authorized by the Company’s Directors or a subcommittee thereof;

(2)	is initiated (i) prior to the date a Covered Claim is first made, or (ii) within six months after a Covered Claim is first made and before such Covered Claim is finally resolved;

(3)	is conducted by external counsel and/or other external experts retained by or on behalf of the Company; and

(4)	is conducted for the purpose of gathering independent evidence regarding, or otherwise investigating the factual basis for, the Wrongful Act(s) at issue in such Covered Claim;

and always excluding (i) any investigation initiated prior to April 15, 2015; and (ii) if this policy includes an “SDDI Endorsement,” any investigation of any “Shareholder Derivative Demand” (as defined in the “SDDI Endorsement”).

(c)	“Claim-Related Internal Corporate Investigation Expenses” shall mean reasonable and necessary legal or expert fees and expenses incurred by the Company or by any other Insured in a Claim-Related Internal Corporate Investigation; provided, however, that Claim-Related Internal Corporate Investigation Expenses shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of any Company.

(d)	“Covered Claim” means a Claim that (1) is first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable), (2) is made against a Company or any Director or Officer thereof, and (3) is otherwise covered and not excluded under this policy.

(e)	“Independent Director” means any Director of any Company that is an Insured Fund, who is not an “interested person” of such Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

(f)	“Insured Fund” means any Company that is an Investment Company, but shall not include (notwithstanding anything to the contrary in any definition of “Fund” or otherwise elsewhere in this policy, including any other endorsement thereto) any Company that is not an investment company registered under the Investment Company Act of 1940.

5.	Title and Headings: The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

*   *   *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC74.0-00 (05/14)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 14

INSURED	POLICY NUMBER

TD Asset Management USA Funds Inc.		00528116D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

April 15, 2016	April 15, 2016 to April 15, 2017	/S/ Catherine Dalton

SHAREHOLDER DATA BREACH EVENT ENDORSEMENT

(STANDARD VERSION)

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A.	Coverage for Shareholder Data Breach Event Claims

Coverage afforded by this policy shall extend to Shareholder Data Breach Event Claims, subject to all of the terms, conditions and limitations of this policy (except as provided in this endorsement), and to the following terms, conditions and limitations:

1.	Shareholder Data Breach Event Claims Against Independent Directors: Coverage under Sections I.A and I.B of this policy shall extend to Costs of Defense and other Loss incurred by Independent Directors in any Shareholder Data Breach Event Claim (whether a Traditional Claim or a Non-Traditional Claim).

2.	Shareholder Data Breach Event Claims Against Funds (or Inside Directors or Officers Thereof): Coverage under Sections I.A, I.B and II.A of this policy shall extend to:

a.	Costs of Defense and other Loss incurred by any Insured Fund, and any Inside Directors or Officers thereof, in any Shareholder Data Breach Event Claim that is a Traditional Claim; and

b.	Costs of Defense and other Loss incurred by any Insured Fund, and any Inside Directors or Officers thereof, in any Shareholder Data Breach Event Claim that is a Non-Traditional Claim, subject to the sublimit of liability for settlements set forth in Part A.5 of this endorsement.

3.	Non-Applicability of Certain Policy Terms, Conditions and Limitations to Shareholder Data Breach Event Claims: As regards any Shareholder Data Breach Event Claim to which coverage is extended under this Part A:

a.	the Claim is deemed not to arise out of or in any way involve actual or alleged “invasion of privacy” for purposes of the application of Section V.E(2) of this policy; and

b.	the Claim is deemed not to arise out of or in any way involve actual or alleged “emotional distress”, “mental anguish” or “loss of or damage to any tangible property” for purposes of the application of Section V.E(4) of this policy.

4.	Coverage for Shareholder Data Breach Event-Related Internal Corporate Investigation Expenses and Shareholder Data Breach Event-Related Shareholder Derivative Demand Investigation Expenses: If this policy includes an “SDDI Endorsement” and/or a “Claim-Related Internal Corporate Investigations Endorsement,” nothing herein shall preclude such endorsement(s) from applying, in accordance with their terms, conditions, and limitations, to “Shareholder Derivative Demand Expenses” and/or “Claim-Related Internal Corporate Investigation Expenses” (as defined in those endorsements) that may be associated with any Shareholder Data Breach Event Claim to which coverage is extended under this Part A.

5.	Maximum Aggregate Limit Payable by the Insurer for Loss Incurred in Settlements of Non-Traditional Claims: The maximum aggregate limit of liability of the Insurer for any and all settlements paid or payable by any and all Insured Funds, and any and all Inside Directors or Officers thereof, in any and all Non-Traditional Claims first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable) shall be Two Million Dollars ($2,000,000), regardless of the time of payment by the Insurer. This $2 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. In no event shall the Insurer be liable under this policy to pay more than $2 million for any and all such settlements.

B.	Other Matters

Notwithstanding anything to the contrary in this endorsement or elsewhere in this policy:

1.	Non-Availability of Coverage for First Party Costs: Except as may be available under Part A.4 of this endorsement, no coverage shall be available under this policy, either directly or indirectly, for any First Party Costs, regardless of (a) whether such First Party Costs are characterized as damages or otherwise, or (b) whether such First Party Costs are required to be paid as part of a settlement or because of a judgment in a Shareholder Data Breach Event Claim; provided, however, that this exclusion shall not apply to any Loss incurred by Independent Directors in a Shareholder Data Breach Event Claim for which coverage is provided to them under this endorsement.

2.	Non-Availability of Coverage for Shareholder Data Breach Event-Related Unrealized Liabilities: No coverage shall be available under Section II.B of this policy for any Unrealized Liability on which a Shareholder Data Breach Event Claim could be based.

3.	Non-Availability of Coverage for Shareholder Data Breach Event Claims Outside of this Endorsement: Except as provided in Part A of this endorsement, and subject to the terms and limitations herein, no coverage shall be available under this policy for any Loss (including, without limitation, any Costs of Defense) incurred by any Insured in connection with any Shareholder Data Breach Event Claim.

4.	Scope of Coverage Available for Statutory Damages and Governmental Payments: The Insurer shall not assert that:

a.	any Statutory Damage Amount paid by any Insured is not covered under this endorsement by reason of not constituting “Loss” within the meaning of this policy, or

b.	any Governmental Payment Amount paid by any Insured is not covered under this endorsement by reason of not constituting “Loss” within the meaning of this policy,

unless there exists Controlling Precedent on such issue, in which case the Insurer may so assert; provided, however, that nothing in this Part B.4 shall prevent the Insurer from asserting that any Statutory Damage Amount or Governmental Payment Amount is not covered under this endorsement for any other reason (including, without limitation, by reason of any other terms, conditions or limitations of this endorsement or this policy).

5.	Definitions: As used in this endorsement:

a.	“Confidential Shareholder Information” means information regarding a Shareholder that is not otherwise lawfully available to the public, which may include, without limitation, a Shareholder’s name, account number, Social Security or tax identification number, or similar information.

b.	“Controlling Precedent” shall mean a decision:

(i)	to which the Insurer and the Insured were not parties,

(ii)	that was issued (a) by the highest court of the state under whose law this policy shall be construed, or (b) in the absence of such a decision, by the U.S. Court of Appeals for the circuit in which such state is located interpreting that state’s law, or by the U.S. Supreme Court, and

(iii)	that has not been overruled, reversed, vacated, or withdrawn.

c.	“First Party Costs” mean any costs, expenses or other losses that any Company or other Insured may incur following a Shareholder Data Breach Event:

(i)	to effect compliance with any statutory, regulatory, contractual or other legal requirements or obligations (e.g., providing notifications to affected Shareholders pursuant to privacy or data breach notification statutes),

(ii)	to provide voluntary notifications to affected Shareholders,

(iii)	to provide credit monitoring, identity theft protection, or similar services to affected Shareholders,

(iv)	to comply with or implement injunctive relief,

(v)	to purchase, replace, recreate, restore or repair any of a Company’s own property (tangible or intangible),

(vi)	to pay for public relations, crisis management, advertising, media, or similar services,

(vii)	to pay for services performed to investigate or evaluate (a) the origin, scope, or nature of a Shareholder Data Breach Event or (b) actions required or advisable in response to a Shareholder Data Breach Event (e.g., hiring a computer forensics firm, or attorneys or other experts),

(viii)	to develop, establish or implement any technology for data security or data privacy or any associated practices, protocols or policies, or to monitor compliance with any such practices, protocols or policies,

(ix)	for any business interruptions,

(x)	in the form of lost business or lost income,

or any other costs, expenses or other losses similar to those described in subparts (i) through (x) above.

d.	“Governmental Payment Amount” shall mean the portion of any final judgment or settlement of a Non-Traditional Claim that represents or is allocable to Governmental Payments.

e.	“Governmental Payments” shall mean any amounts that are payable by an Insured in connection with a reasonable settlement of or judgment in a Non-Traditional Claim brought by a federal, state, local, or foreign governmental actor; provided, however, that Governmental Payments shall in no event include any First Party Costs or any amounts expressly identified as penalties, fines, taxes, punitive, exemplary, or multiplied damages, disgorgement or restitution, regardless of whether such First Party Costs or such amounts are required to be paid as part of a settlement or because of a judgment.

f.	“Independent Director” means any Director of any Company that is an Insured Fund, who is not an “interested person” of such Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

g.	“Inside Director” means any Director of any Company that is an Insured Fund, who is not an Independent Director of such Insured Fund.

h.	“Insured Fund” means a Company that is a Fund.

i.	“Non-Traditional Claim” means any Shareholder Data Breach Event Claim that is not a Traditional Claim.

j.	“Shareholder” mean any shareholder of any Insured Fund.

k.	“Shareholder Data Breach Event” means an incident resulting in the actual or alleged unauthorized disclosure, acquisition or dissemination of Confidential Shareholder Information.

l.	“Shareholder Data Breach Event Claim” means a Claim that (i) is first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable), (ii) is made against a Company or any Director or Officer thereof, and (iii) arises out of or in any way involves a Shareholder Data Breach Event.

m.	“Statutory Damages” shall mean any amounts that are recoverable pursuant to the terms of a statute by a claimant in a Non-Traditional Claim; provided, however, that Statutory Damages shall in no event include any First Party Costs or any amounts that are expressly identified as penalties, fines, taxes, punitive, exemplary, or multiplied damages, disgorgement or restitution, regardless of whether such First Party Costs or such amounts are required to be paid as part of a settlement or because of a judgment.

n.	“Statutory Damage Amount” shall mean the portion of any final judgment or settlement of a Non-Traditional Claim that represents or is allocable to Statutory Damages.

o.	“Traditional Claim” means any Shareholder Data Breach Event Claim (i) for violation of any federal securities or state securities statute or any rules or regulations promulgated thereunder, or (ii) brought derivatively by a Shareholder of an Insured Fund in the name of and for the benefit of such Insured Fund.

6.	Other Insurance: Solely with respect to any Loss (including, without limitation, Costs of Defense) that may be covered under both this endorsement and any other policy providing data privacy, cyber liability, network liability, cybersecurity or similar coverage (“Other Policy”), coverage under this endorsement shall be specifically excess of, and shall not contribute with, any such Other Policy.

7.	Title and Headings: The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

*   *   *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC76.0-00(06/15)

TD ASSET MANAGEMENT USA FUNDS INC.

SECRETARY’S CERTIFICATE

I, Curtis Barnes, Secretary of TD Asset Management USA Funds Inc. (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company (including those who are not “interested persons” of the Company as defined in the Investment Company Act of 1940) at a meeting duly called and held on March 29-30, 2016 at which a quorum was present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

RESOLVED, by a majority of the Board of Directors and separately by a majority of the Board of Directors who are not “interested persons” of the Company, as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), that the continuation of the current fidelity bond (the “Bond”), covering each officer and employee of the Company against larceny and embezzlement, in the amount of $2.5 million for a one-year term ending April 15, 2017 and in the proposed form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Company to which any officer or employee of the Company may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets and (v) the nature of the securities in the Company’s portfolios, be, and it hereby is, approved; and further

RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Company’s assets and to enable the Company to remain in compliance with the 1940 Act and the rules promulgated thereunder; and further

RESOLVED, that the Secretary of the Company or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Company and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I hereunto sign my name this 25th day of April 2016.

/s/ Curtis Barnes
Curtis Barnes
Secretary to the Company